Exhibit 4.19

PetroChina Company Limited

China Oil & Gas Pipeline Network Corporation

Production and Operation Agreement

July 2020

Beijing

This Agreement is entered into by and between the following parties in Beijing, the People’s Republic of China (hereinafter referred to as “China” or the “PRC”) on July 23, 2020:

The Shipper: PetroChina Company Limited

Legal Representative: Dai Houliang

Registered Address: No. 16, Ande Road, Dongcheng District, Beijing

The Carrier: China Oil & Gas Pipeline Network Corporation

Legal Representative: Zhang Wei

Registered Address: Rooms 08-10, Floor 6, Building A, No. 5, Dongtucheng Road, Chaoyang District, Beijing

After amicable negotiations by adhering to the principle of equality and mutual benefit and win-win cooperation, the Parties hereby reach agreement as follows:

1. Goals and Objectives. Subject to PRC laws & regulations and other relevant requirements, the parties shall closely coordinate and cooperate with each other and support each other’s development, and jointly establish a long-term cooperation mechanism for coordination of production and operation with a view to securing orderly interfacing between and ensuring a smooth and steady operation of the oil and gas production business of the Shipper and the pipeline transportation business.

2. Operation Coordinating Entities. The parties have agreed after consultations to conduct the interfacing at three levels, i.e., the headquarters level, the Production and Operation Command Center level and the regional company level. The interfacing entities shall be as follows: the Production and Operation Management Department of the Shipper and the Production and Operation Headquarters of the Carrier, the Production and Operation Command Center of the Shipper and the Oil and Gas Control Center of the Carrier, and Regional Companies of the parties having business dealings with each other.

3. Operation Coordination Principle. The parties have agreed after consultations that the operation coordination management shall be carried out by adhering to the following principles:

3.1 Principle of contract-based operation management and consistency of plans

3.1.1 In accordance with this Agreement, the parties will enter into individual agreements in respect of the oil and gas pipeline networks, LNG receiving stations, gas depots, and other related facilities and corresponding services to specify their respective rights and obligations, and will strictly perform this Agreement and such individual agreements (contracts), so as to jointly establish a new contractual pipeline transportation service relationship.

3.1.2 The parties shall establish a joint workgroup for operation coordination to regularly verify the alignment between the annual, quarterly and monthly production and operation and pipeline transportation plans of the parties, with a view to securing the consistency between and the strict compliance with such plans.

3.1.3 The Carrier shall station an on-site representative at the Shipper to conduct the interfacing in relation to plans and operations and handle business related matters, etc.

3.2 Principle of fair opening, compliant operation and smooth and steady interfacing

3.2.1 The Carrier shall preferentially guarantee the due performance of the existing services of the Shipper. Subject to the Measures for the Supervision and Administration of Fair Opening of Oil and Gas Pipeline Network Facilities, the Carrier shall guarantee the transportation of the oil and gas resources under the long-term trade contracts signed by the Shipper before the handover of domestic oil and gas and assets to the Carrier. The Carrier shall ensure that all the pipelines, gas depots, oil depots and LNG receiving stations, etc. handed over by the Shipper to the Carrier shall continue to satisfy the Shipper’s requirements for contents and quantity of services used by the Shipper prior to the handover. The Carrier shall procure that the capacity of pipelines and depots and the opening of the window periods of the LNG receiving stations will accommodate the full digestion of the imported resources under the long-term trade contracts signed by the Shipper prior to the handover of relevant domestic oil and gas related assets to the Carrier. In addition, the Carrier shall satisfy the additional needs of the Shipper. In respect of the outgoing oil and gas transportation pipelines constructed by or for the Shipper’s oil/gas field, refining and chemicals, and marketing branches as their supporting facilities, the Carrier shall procure smooth outgoing transportation of and adequate logistic support for further distribution of the oil and gas resources supplied by the Shipper’s relevant branches, in accordance with contracts or plans to be further executed or agreed by and between them.

3.2.2 Both parties acknowledge that the obligations under the Pipeline Entry Opening Agreement and the Pipeline Transportation Agreement (including supplemental agreements thereto) executed by and between the Shipper’s Natural Gas Marketing Branch and PetroChina Pipeline Co., Ltd., shall, if fully satisfied, be deemed to have been completely performed, and if not yet fully satisfied, be handled subject to further negotiations between the parties through a special workgroup jointly established by the parties. Such special workgroup shall discuss such obligations on a case-by-case basis without violating the principle of fair opening of oil and gas pipeline facilities.

3.2.3 No major adjustment will be made to the existing routine interfacing model between regional companies of the parties. Except that the crude oil sales shall operate by the new mechanism, delivery metering and other similar operations shall to the extent possible, continue to follow the routine interfacing practice prior to the handover of relevant assets from the Shipper to the Carrier.

3.3 Principle to jointly promote the operation management innovation and data sharing

3.3.1 Labeling management of crude oil and refined product transportation. The Carrier shall adopt the oil labeling management for the crude oil and refined product pipeline transportation services, and procure that the oil products will enter and exit from the pipelines in an orderly manner and allow separate quality control.

3.3.2 By bearing in mind the “pipelines deliver the qualified products” concept, the Carrier shall be responsible for blending treatment of refined products, and pay the treatment expenses. The refining and chemicals, marketing and transportation branches of the Shipper may, in accordance with the commissioned service contracts signed with the relevant pipeline transportation enterprises, cooperate with such enterprises in the processing and re-refining, mixing and blending, and transportation of mixed oil, and charge corresponding expenses based on market practice. The parties may set forth such matters in relevant individual agreements.

3.3.3 When purchasing the self-used natural gas fuel, the Carrier shall, in principle, determine the purchase volume of fuel gas for the current year based on the proportion of the Shipper’s actually supplied self-used gas in the preceding year, at a price agreed between the parties.

3.3.4 The parties shall open to and share with each other the operational parameters of the delivery points and the related oil and gas resources, main oil/gas pipelines, gas storage depots and LNG receiving stations, etc. in the vicinity.

4. Contents of Operation Coordination

4.1 The Production and Operation Management Department of the Shipper and the Production and Operation Headquarters of the Carrier shall be in charge of the coordination and interfacing in connection with the following work:

4.1.1 The Shipper’s annual, quarterly and monthly plans for crude oil, refined product and natural gas pipeline transportation; plans for injections and withdrawals at gas storage depots; and plans for LNG receiving, unloading, and gasified LNG external transportation for LNG receiving stations, shall, after being developed into formal plans through interfacing between the parties, be issued to the subordinate enterprises of the parties; and

4.1.2 Both parties shall summarize the overhaul and maintenance plans of their subordinate enterprises, formulate the company-level annual, quarterly and monthly overhaul and maintenance plans for upstream and downstream operations. The parties shall then organize a centralized interfacing to develop formal plans on that basis and issue such formal plans to the subordinate enterprises.

4.1.3 Coordinated handling of major issues in oil/gas pipeline transportation operations

4.2 The Production and Operation Command Center of the Shipper and the Oil and Gas Control Center of the Carrier shall be in charge of the coordination and interfacing in connection with the performance of the following work:

4.2.1 joint preparation of the weekly balancing plans, intraday capacity nomination schedules (or batch plans) and other pipeline transportation plans and organization of the implementation of such schedules and plans;

4.2.2 interfacing in relation to the day-to-day production and operation, pipeline transportation plan adjustment and other work;

4.2.3 collection and organization of statistical reports of oil/gas pipeline transportation business, gas storage depots and LNG receiving stations; and

4.2.4 establishment of a joint emergency response mechanism for production and operation, and provision of assistance to each other in the preparation of the emergency plan.

4.3 Regional Companies of the parties shall be in charge of the coordination and interfacing in connection with the performance of the following work:

4.3.1 The Shipper’s oil field, refining and chemicals, refined product marketing, and natural gas marketing branches, Sino-Pipeline International Company Limited and other related enterprises will enter into a delivery metering agreement, a dispatch operation agreement and any other necessary agreement with the applicable subordinate enterprises of the Carrier. The parties shall maintain the day-to-day operation related interfacing at the regional company level.

4.3.2 Crude oil business. The Northeast Marketing Center and West Marketing Center of the Shipper’s Crude Oil Marketing Branch and other relevant enterprises shall entrust applicable subordinate enterprises of the Carrier to provide the relevant services in accordance with the monthly plans. The parties shall work with each other to resolve problems arising in day-to-day crude oil business operation.

4.3.3 Refined product business. As the purchaser and seller of refined product resources, the northeast and northwest regional companies of the Shipper’s Petroleum Product Marketing Branch shall entrust the applicable subordinate enterprises of the Carrier to provide the relevant services in accordance with the monthly plans. The parties shall work with each other to resolve problems arising in day-to-day refined product business operation.

4.3.4 Natural gas business. As the entity of centralized purchase and marketing of natural gas, the Natural Gas Marketing Branch of the Shipper, and the Production and Operation Headquarters of the Carrier or other applicable enterprises subordinate thereunder to provide the relevant services in accordance with the monthly plans pursuant to the agreements signed by both parties. The parties shall work with each other to resolve problems arising in the day-to-day natural gas business operation.

5. Preparation and Implementation of Pipeline Transportation Schedules and Plans

5.1 The Production and Operation Management Department of the Shipper shall take the lead and work with the Production and Operation Headquarters of the Carrier in the preparation of the annual, quarterly and monthly oil/gas pipeline transportation plans pursuant to this Agreement and the applicable individual agreements, which plans shall, after being agreed by both parties through consultations, be issued to the respective subordinate enterprises of the parties.

5.2 After interfacing between the parties, the annual pipeline transportation plan of each party for each year shall be agreed by October of the preceding year; the quarterly pipeline transportation plan for each quarter shall be agreed by the 15th day of the third month in the preceding quarter and the monthly plan for the next month shall be proposed on the 10th day of each month when the remaining transportation capacity is announced; and the monthly pipeline transportation plan for each month shall be agreed by the 20 day of the preceding month.

5.3 In preparing annual, quarterly and monthly pipeline transportation plans, subject to relevant national policies for fair opening of oil and gas pipeline network facilities, to the extent permitted by its pipeline transportation capacity, the Carrier shall satisfy the Shipper’s requirements in relation to the imported resources under long-term trade contracts signed by the Shipper before the handover of certain domestic oil and gas related assets of the Shipper to the Carrier. The parties shall strictly perform each plan confirmed after interfacing.

5.4 The preparation of the weekly balancing plans (or intraday capacity nomination schedules, or batch plans) of the parties shall be jointly led by the Production and Operation Management Department of the Shipper and the Production and Operation Headquarters of the Carrier, and the interfacing in relation thereto shall be conducted between the Production and Operation Command Center of the Shipper and the Oil and Gas Control Center of the Carrier, with the specific timing for interfacing to be set forth in related pipeline operation plans or otherwise.

6. Working Mechanism for Classified Coordination of Operation Management

6.1 Matters related to day-to-day oil/gas pipeline transportation business shall be handled through interfacing and coordination between the Production and Operation Command Center of the Shipper and the Oil and Gas Control Center of the Carrier.

6.2 In case any major problem or periodical problem arises in the production and operation which requires joint efforts of the parties, such problem shall be resolved through interfacing and coordination between the Production and Operation Management Department of the Shipper and the Production and Operation Headquarters of the Carrier.

6.3 In case of any abnormality of any pipeline storage and transportation facilities or material imbalance between the demand and supply of resources which is material enough to require the taking of an emergency response action, such abnormality or imbalance shall be addressed through the joint emergency response mechanism for production and operation. The materiality of any issue or matter or problem shall be defined in relevant agreements or emergency response plans.

7. Operation Management of Crude Oil Pipeline Transportation

7.1 In case of any matter arising from the day-to-day operation of crude oil pipeline transportation, the Production and Operation Management Department of the Shipper shall direct the Production and Operation Command Center of the Shipper to coordinate and interface with the Oil and Gas Control Center of the Carrier to find a solution.

7.2 The Northeast Marketing Center and West Marketing Center of the Shipper’s Crude Oil Marketing Branch shall work with the applicable subordinate enterprise of the Carrier to handle matters related to the day-to-day operation of pipeline transportation of crude oil within the area subject to their authority. Any such matter that cannot be so resolved shall be escalated level-by-level to the competent authorities for coordination and resolution.

7.3 Each crude oil pipeline transportation capacity allocation schedule and batch plan shall, after being agreed between the Production and Operation Command Center of the Shipper and the Oil and Gas Control Center of the Carrier through interfacing and coordination, be implemented by the parties in accordance with the terms thereof.

7.3.1 During the period when upstream and downstream enterprises are in normal production or conducting an overhaul as planned, intraday nominated capacity shall be the equilibrium level during the relevant number of days in operation, and the quantity of each batch shall be properly determined by coordination with the upstream and downstream enterprises on the condition that the monthly plans can be fulfilled. Where the single-day or weekly inflow and outflow volume difference fluctuates within a range permitted by the monthly plan, the Northeast Crude Oil Marketing Center and West Crude Oil Marketing Center of the Shipper shall enter into negotiations with the applicable subordinate enterprise of the Carrier for an appropriate adjustment.

7.3.2 In case of a substantial imbalance between the pipeline inflow volume and outflow volume due to decrease in the upstream resource supply or decline in the oil receiving quantity of downstream refineries, the Production and Operation Command Center of the Shipper and the Oil and Gas Control Center of the Carrier shall coordinate with each other to find a solution.

7.4 As for those depots serving as production and operation supporting facilities which have been transferred to the Carrier from the Shipper, to the extent permitted by the depot capacity, the Carrier shall make its best endeavors to satisfy the Shipper’s requirements for crude oil pipeline transportation, resource balancing and optimized allocation.

8. Operation Management of Refined Product Pipeline Transportation

8.1 In case of any matter arising from the day-to-day operation of refined product pipeline transportation, the Production and Operation Management Department of the Shipper shall direct the Production and Operation Command Center of the Shipper to coordinate and interface with the Oil and Gas Control Center of the Carrier on a centralized basis to find a solution.

8.2 The northeast and northwest regional companies of the Refined Product Marketing Branch of the Shipper shall work with the applicable subordinate enterprises of the Carrier to handle matters related to the day-to-day operation of pipeline transportation of crude oil within the area subject to their authority. Any such matter that cannot be resolved in such way shall be escalated level-by-level to the competent authorities for coordination and resolution.

8.3 A batch plan for refined product pipeline transportation shall be submitted by the Production and Operation Command Center of the Shipper to the Oil and Gas Control Center of the Carrier. The Oil and Gas Control Center of the Carrier shall then make an operation schedule based on such proposed batch plan and organize the implementation of the schedule. In case of an adjustment to a batch plan within a tolerable range within a single day, the northeast and northwest regional companies of Refined Product Marketing Branch of the Shipper shall coordinate with the applicable subordinate enterprise of the Carrier to accommodate such adjustment. In case of a substantial local imbalance between inflow volume and outflow volume of the pipelines, the Production and Operation Command Center of the Shipper and the Oil and Gas Control Center of the Carrier shall coordinate with each other to find a solution.

8.4 As for those crude oil depots serving as production and operation supporting facilities which have been transferred to the Carrier, to the extent permitted by the depot capacity, the Carrier shall make its best endeavors to satisfy the Shipper’s requirements for refined product pipeline transportation, resource balancing and optimized allocation.

9. Operation Management of Natural Gas Pipeline Transportation

9.1 In case of any matter arising from the day-to-day operation of natural gas pipeline transportation, the Production and Operation Management Department of the Shipper shall direct the Production and Operation Command Center of the Shipper to coordinate and interface with the Oil and Gas Control Center of the Carrier on a centralized basis to find a solution.

9.2 The intraday natural gas capacity nomination schedule shall be submitted by the Production and Operation Command Center of the Shipper to the Oil and Gas Control Center of the Carrier, and after being confirmed by the Oil and Gas Control Center of the Carrier by taking into consideration the pipeline transmission capacity and the operation of the pipeline network, be issued for implementation. Fluctuations in the difference between the inflow volume and outflow volume of the pipeline network on a single day within a tolerable range shall be regulated by the Oil and Gas Control Center of the Carrier through linepack. In case of a substantial local imbalance between the inflow volume and outflow volume of the pipeline network, the Oil and Gas Control Center of the Carrier shall enter into negotiations with the Operation Command Center of the Shipper for a solution.

9.3 As for those gas storage depots and LNG receiving stations which were previously owned by the Shipper and have by now been transferred to the Carrier, subject to the principle of fair opening of oil and gas network facilities in accordance with law, the Carrier shall satisfy the Shipper’s existing service requirements. The Shipper’s intraday capacity requirement forecast shall be submitted to the Oil and Gas Control Center of the Carrier by being incorporated into the intraday capacity nomination schedule by the Production and Operation Command Center of the Shipper. The Production and Operation Command Center of the Shipper shall organize the implementation of the intraday capacity nomination schedule submitted by the Production and Operation Command Center of the Shipper after balancing it based on the relevant service contact.

10. Delivery Metering and Payment Settlement

10.1 By adhering to the international delivery metering principle of “metered by the deliverer under the supervision of the receiver”, the parties shall work with each other to procure a satisfactory delivery metering. Metering at the loading point when the Shipper’s resources are loaded onto the pipelines shall be mainly performed by the Shipper under the supervision of the Carrier; and on the contrary, metering at the unloading point of the pipelines shall be mainly performed by the Carrier under the supervision of the Shipper. For any unloading point at which the metering facilities are not adequate to satisfy the delivery metering requirement, the party who is the owner of such delivery metering facilities shall upgrade such facilities to ensure accurate metering.

10.2 Metering data shall be subject to confirmation by the Shipper, the Carrier and the related upstream or downstream operator. The authentication certificates of relevant instruments and calibration curves shall comply with applicable national standards, and shall be fully open to each other. The metering dispute reconciliation mechanism and resolution method shall be set forth in the relevant delivery metering agreement among such three parties.

10.3 Oil and gas transportation shall be managed by following the “delivery at the loading point and confirmation and settlement at the unloading point” model. The Carrier shall satisfy the Shipper’s requirements for physical inventory check at the oil and gas depots (for natural gas, such check shall be done against account books) and shall follow the yearly check and yearly settlement practice. For crude oil and refined products, the actual pipeline transmission loss shall be calculated based on actual loss, and any loss in excess the designed loss rate shall be borne by the Carrier, and any surplus oil (if any) shall be returned to the Shipper in proportion to the Shipper’s pipeline transportation volume. The surplus oil (if any) shall be returned to the Shipper in a manner to be jointly considered and determined by the parties. The parties shall establish a joint inventory check coordination mechanism and develop an inventory check implementation plan through consultations.

10.4 The parties have jointly determined that the designed loss rate for both crude oil pipeline transmission and refined product pipeline transmission is ≤0.06%. In the event that the actual pipeline transmission loss rate in the course of operation deviates materially from the designed loss rate for three consecutive years, the parties shall establish a mechanism to resolve such issue through consultations and jointly consider making an appropriate amendment to the designed pipeline transmission loss rate. Matters related to natural gas pipeline transmission loss shall be governed by the Measures for Supervision and Examination of the Cost Base for Natural Gas Pipeline Transportation Pricing (the 2017 version, trial). Considering the fact that the loss cost is inclusive in the pipeline transportation price, the transmission loss for natural gas arising from actual operations shall be borne by the Carrier. It is recommended that the transmission loss rate for natural gas to be adopted for those natural gas pipelines transferred to the Carrier from the Shipper should be close to the actual loss rate incurred in actual operation during the three years immediately prior to handover of such pipelines to the Carrier.

10.5 The quality of refined products entering the pipelines shall comply with the sequential transportation requirements and the line entry quality standard agreed between the parties, and the refined products for offtake shall comply with the applicable national standards. The crude oil for offtake shall be substantially consistent with the quality of the crude oil entered the pipeline. And natural gas transported through pipelines shall comply with the transmission and distribution quality requirements, and the parties shall work with each other to promote the measurement of natural gas transported through pipelines by caloric value.

10.6 The pipeline transportation, gas storage, and LNG gasification services shall be priced in accordance with the applicable pricing policies currently in effect, which consist of such three types as government-guiding prices, agreed prices and negotiated prices. The parties agree that, subject to applicable national natural gas pipeline transportation pricing policies, the natural gas pipeline transportation fee shall be settled at the freight rate adopted in asset appraisal. For those pipelines crossing provinces appraised by the income approach shall be adjusted based on the impact of changes in turnover volume (=Pipeline transportation volume × Average transportation distance) on the freight rate.

10.7 The parties agree that the settlement period for pipeline transportation fee shall be seven to ten days. The pipeline transportation fee for refined products and natural gas shall be paid by following the existing methods. The pipeline transportation fee for crude oil shall be paid by using the agency collection and payment method. In the event that either party raises a dispute over any metering data, settlement bill or invoice, the part of the pipeline transportation fee that is not subject to dispute shall be paid first, with the remaining amount of pipeline transportation fee to be paid after the dispute is eliminated.

11. Overhaul and Maintenance of Production Equipment and Facilities

11.1 Planned Overhaul and Maintenance

11.1.1 Both parties shall schedule window periods for planned overhaul and maintenance in line with the overhaul and maintenance needs, and strive to synchronize the overhaul and maintenance of upstream, midstream and downstream operations. In the course of actual operation, the overhaul and maintenance shall be arranged by following the principle of “annual negotiation, quarterly confirmation and monthly implementation”. The parties shall work with each other to make the planned inspection and maintenance more seriously observed. In the event that the performance of any other contract is adversely affected by the rescheduling of any planned overhaul and maintenance, such issues such be resolved in accordance with the applicable provisions in relevant contract(s).

11.1.2 As for crude oil transmission pipelines, the overhaul and maintenance of transnational pipelines and storage tanks shall be synchronized with that of domestic refineries. Before the Carrier and the applicable foreign party determine any plan to suspend the operation of any international pipeline, the Carrier shall have adequate discussions with the Shipper. The parties shall jointly formulate the oil gas resource balancing plan for the overhaul and maintenance period of refineries designed to reduce the linepack to the lowest level immediately prior to the commencement of the overhaul and maintenance and increase the pipeline transportation capacity to the highest level during the overhaul and maintenance period.

11.1.3 As for refined product transmission pipelines, the overhaul and maintenance of pipelines and refineries shall be synchronized. The parties shall jointly formulate the pipeline refined product stock balancing plan for the overhaul and maintenance period of pipelines and refineries so as to secure a steady supply of resources.

11.1.4 As for natural gas transmission pipelines, the overhaul and maintenance of cross-border pipelines, domestic pipelines and domestic gas fields shall be synchronized. The window periods for centralized overhaul and maintenance of domestic pipelines and large gas fields shall be May and September each year. In anticipation of such overhaul and maintenance, the parties shall formulate the resource balancing plan in advance, and strive to synchronize the overhaul of natural gas pipelines, gas storage depots and downstream users.

11.2 Temporary Overhaul and Maintenance

11.2.1 Any unplanned overhaul and maintenance operation shall be temporary overhaul and maintenance. The parties shall conduct any temporary overhaul and maintenance by adhering to the “who raises the temporary overhaul and maintenance request, who shall bear the responsibility” principle and on the precondition that the production and operation of the other party will not be disrupted to the extent possible. In the event that any temporary overhaul and maintenance of either party causes material losses to the other party, the party who is obligated to bear the responsibility as determined above shall assume corresponding liability for compensation, as specified in further detail in the relevant contract.

11.2.2 When the Carrier needs to carry out a temporary overhaul and maintenance, and such overhaul and maintenance may have an adverse effect on the upstream receiving capacity or downstream offtake capacity, the Oil and Gas Control Center of the Carrier shall notify as first priority the Production and Operation Command Center of the Shipper of the relevant information regarding such overhaul and maintenance, together with assessment and explanation of the possible consequences, in response to which, the Production and Operation Command Center of the Shipper shall coordinate with applicable subordinate enterprises to make adjustment to operations accordingly.

11.2.3 When any related resource supplier of the Shipper or any of the Shipper’s owned storage or transportation facilities conducts any temporary overhaul and maintenance, Production and Operation Command Center of the Shipper shall notify as first priority the Oil and Gas Control Center of the Carrier of the information regarding such overhaul and maintenance, in case of which, the Production and Operation Command Center of the Shipper shall coordinate with applicable subordinate enterprises to make corresponding adjustments to operations and make corresponding arrangements for or changes to the intraday capacity nomination schedule.

12. Operation Emergency Response Coordination

12.1 The Production and Operation Command Center of the Shipper and the Oil and Gas Control Center of the Carrier shall establish a joint emergency response mechanism. The parties shall assist each other in the preparation of the emergency plan in accordance with the emergency response regulations of the State for oil/gas pipelines. Before the establishment of the Production and Operation Command Center of the Shipper, the Production and Operation Management Department of the Shipper shall take the lead, and the Shipper’s relevant specialized branches shall be specifically responsible for working with the Oil and Gas Control Center of the Carrier to establish the joint emergency response mechanism during the transitional period.

12.2 The production and operation emergencies mainly include: overall imbalance between supply and demand due to abnormality of resources, local imbalance between supply and demand due to abnormality of pipeline storage and transportation facilities, and overall imbalance between supply and demand due to abnormality of the demand side under extreme weather (or national intervention). The definition of emergency shall be jointly determined by the parties by referring to the emergency plans of the Shipper’s specialized branches adopted under the existing operation model and by taking into consideration the status of production and operation.

12.3 In the event that any temporary pipeline operation or temporary adjustment of pipeline transportation volume becomes necessary in response to production and operation emergency, the operator of such operation or adjustment shall, pursuant to the relevant agreement and by following the relevant procedures, submit a an application therefor in a timely fashion. After having reached agreement through consultations, the parties shall determine the proposed adjustment(s) and then organize the implementation of such adjustment(s).

12.4 In case of any abnormality of any oil and gas resources or storage and transportation facilities of the Shipper, after the operator of such resources or facilities makes an application by following relevant procedures, the Oil and Gas Control Center of the Carrier will adjust the pipeline transportation volume accordingly. When the Shipper arranges any on-site maintenance and repair in response to such abnormality, the Production and Operation Command Center of the Shipper shall update regularly the Oil and Gas Control Center of the Carrier on the progress of such emergency maintenance and repair.

12.5 In the event that any abnormity of any oil/gas pipeline of the Carrier results in any production cut by any oil/gas field or has an adverse effect on resource importation or downstream sales, the Production and Operation Command Center of the Shipper shall adjust the production, supply, storage and marketing of upstream and downstream resources. When the Carrier arranges any on-site emergency maintenance and repair in response to such abnormality, the Oil and Gas Control Center of the Carrier shall update regularly the Production and Operation Command Center of the Shipper on the progress of such emergency maintenance and repair.

12.6 In case of emergency, the regional companies of the parties shall interface with each other in the same way as currently conducted, and the party who conducts any operation in response to such emergency shall be obligated to keep the other party updated of the progress in the on-site emergency maintenance and repair.

12.7 Unless arising from force majeure, in case of any interruption in pipeline operation, any pipeline operating under a pressure lower than the design pressure for a long time, failure of any LNG receiving station to conduct the receiving and unloading of LNG or external transportation of gasified LNG, failure of any gas storage depot to allow gas injection or withdrawal, or abnormality of any oil/gas storage and transportation facilities, which is attributable to any reason on the part of the Carrier, and results in any production cut by any oil/gas field, default in resource importation, default under any downstream sales contract, failure to fulfill any plan, or disruption to the normal operation of any of the Shipper’s oil/gas storage and transportation facilities or otherwise, and in in turn causes economic losses to the Shipper, the Carrier shall assume corresponding liability for breach, as specified in further detail in the applicable individual agreement.

12.8 Unless arising from force majeure, in case the Carrier suffers any pipe pressure buildup, breakage, condensation or explosion or equipment failure, which is attributable to any reason on the part of the Shipper, and disrupts the normal operation of any oil/gas storage and transportation facilities, and results in a default by the Carrier under any pipeline capacity order, or default by the Carrier under any shipping contract with any other party, etc., and in turn causes any economic loss to the Carrier, the Shipper shall assume corresponding liability for breach, as specified in further detail in the applicable individual agreement

13. Data Sharing

13.1 The Carrier shall agree to share with the Shipper the operational data of the Shipper’s delivery points and the related main oil/gas pipelines, gas storage depots and LNG receiving stations in the vicinity, including the operational parameters of the related oil/gas fields, gas entry points at the first station of the relevant international pipelines and offtake unloading points along the downstream lines as well as such parameters as linepack, tank stock and interface location of each batch of oil products.

13.2 The Shipper shall agree to share with the Carrier the operational data of the Carrier’s delivery points and the related main oil/gas pipelines, gas storage depots and LNG receiving stations in the vicinity, including the operational parameters of the last station of the upstream section before the oil or gas entering the pipeline network, the operational parameters of the first station of the downstream section of the branch line owned by the Shipper extending from the national trunk line network as well as such parameters as linepack and tank stock.

13.3 The parties shall transmit the relevant data on a real-time basis through self-built or leased dedicated information channels, as specified in further detail in the applicable service agreement.

14. Miscellaneous

14.1 The Shipper shall invite the Carrier to attend the operation coordination meetings for Central Asia, China-Myanmar and other oil/gas pipelines in which by PetroChina participates, and establish the internal signing and confirmation mechanism for the Chinese party, so as to ensure the consistency between Chinese party’s plans and foreign party’s plans and consistency between internal plans and external plans.

14.2 During the transitional period after the completion of the handover of relevant assets from the Shipper to the Carrier and before the establishment of the Production and Operation Command Center of the Shipper, the Shipper may entrust the Oil and Gas Control Center of the Carrier to manage its intraday capacity nomination schedule and other similar matters for the entry of upstream natural gas resources into the larger pipe network. To that end, the parties may sign a separate agreement.

14.3 Based on the principles and mechanisms determined in this Agreement, the parties and/or their subordinate enterprises will negotiate on and enter into five individual service agreements (contracts) in respect of the use of crude oil, refined product, natural gas pipeline transportation facilities and gas storage depots and LNG receiving stations.

14.4 Each party shall be obligated to keep confidential this Agreement and any and all the information related to the other party obtained by such party in connection with the performance of this Agreement, including but not limited to trade secrets such as development strategies, planning and deployment, investment projects and production and operation, and other non-public information. To the extent necessary, the parties may enter into a supplemental agreement for this purpose, and such supplemental agreement so entered shall have the same effect as this Agreement.

14.5 Any and all disputes arising from this Agreement shall be resolved by the parties through friendly negotiations. Any such dispute shall be resolved by the relevant grassroots entities or regional companies of the parties as soon as practicable within 15 days. In case the parties fail to reach an agreement on any such dispute through negotiations after expiration of such 15 day-period, the parties shall submit such dispute to their respective headquarters for resolution through negotiations, or apply to the competent governmental authority for resolution through reconciliation.

14.6 In case of any change in any relevant policy or law or regulation or enactment of any new legislation which is inconsistent with any provision hereof during the period when this Agreement is under performance, the parties shall negotiate with each other and enter into a written supplementary agreement.

14.7 This Agreement shall take effect after being signed by and affixed with the seals of both parties, and shall be renegotiated and amended every three years. In case of any change in any national industrial policy or in the actual operational status, the parties shall negotiate with each other and amend this Agreement accordingly in a timely manner. This Agreement shall be executed in 12 counterparts with equal legal force, six for each party.

[End of text. Signature pages follow].

In witness whereof, the Parties have signed this Production and Operation Agreement on the date first written above.

China Oil&Gas Pipeline Network Corporation	PetroChina Company Limited

(Company Seal)	(Company Seal)

Signed by:	Signed by:
/s/	/s/
Legal or authorized representative	Legal or authorized representative

Date: July 23, 2020	Date: July 23, 2020